ARMLOGI HOLDING CORP.

June 13, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joanna Lam
Raj Rajan
Michael Purcell
Kevin Dougherty

Re:	Armlogi Holding Corp.
Draft Registration Statement on Form S-1
Submitted April 28, 2023
CIK No. 0001972529

Ladies and Gentlemen:

This letter is in response to the letter dated May 25, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Armlogi Holding Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Organizational Structure, page 2

1. Please indicate the percentage of ownership Armlogi Holding Corp. possesses of Armstrong Logistic Inc. in the chart provided. We note that you disclose elsewhere in your prospectus that you are a holding company that owns 100% of the equity interests in Armstrong Logistic Inc.

In response to the Staff’s comments, we revised our disclosure on pages 2 and 51 of the Amended Draft Registration Statement to indicate the percentage of ownership (100%) we possess of Armstrong Logistic Inc.

Because we are an "emerging growth company," we may not be subject to requirements..., page 24

2. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

In response to the Staff’s comments, we revised our disclosure on pages 24 and 25 of the Amended Draft Registration Statement to disclose the risk factor that even if we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements so long as we are a smaller reporting company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

3. We note you derive revenue by providing transportation, warehousing and other services. To provide more insight to your investors, please provide a more fulsome discussion of factors impacting changes in each of your revenue stream during the periods presented.

In response to the Staff’s comments, we revised our disclosure on pages 34 and 35 of the Amended Draft Registration Statement to disclose the factors impacting changes in each of our revenue streams during the periods presented.

4. Please revise your discussion of results of operations with quantification, the underlying business reasons for material changes in each line item during the periods presented. Refer to 303(b) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page 35 of the Amended Draft Registration Statement to disclose the underlying business reasons for material changes in each line item during the periods presented.

Operating Expenses, page 35

5. We note your disclosure in Note 4, 5, and elsewhere that depreciation and amortization are recorded in general and administrative expenses. However, the table here providing the breakdown of general and administrative expenses does not include depreciation. Please clarify whether you include any depreciation and amortization in cost of sales. Reconcile depreciation and amortization expenses disclosed in the table to such expenses reported in Note 4, 5, and 6 for the periods presented and revise your disclosures as appropriate.

In response to the Staff’s comments, we revised our disclosure on pages 35 and 36 of the Amended Draft Registration Statement to clarify (i) the breakdown of our costs of sales, which include amortization and depreciation, and (ii) the breakdown of our general and administrative expenses, which include depreciation. In addition, we also revised and updated our disclosure on pages F-14 and F-15 and to reconcile depreciation and amortization expenses to align with the expenses reported in Notes 4, 5, and 6.

Critical Accounting Policies, page 38

6. We note your discussion in MD&A excludes disclosure of any critical accounting estimates. Please revise to include disclosure of all critical accounting estimates as required by Item 303 of Regulation S-K. Your disclosure should include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over the period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

In response to the Staff’s comments, we revised the title of the section on page 39 of the Amended Draft Registration Statement from “Critical Accounting Policies” to “Critical Accounting Policies and Estimates,” to ensure the section covers both critical accounting policies and estimates. However, as disclosed in the second paragraph under this section, we believe there were no critical accounting estimates that affected the preparation of the financial statements for the fiscal years ended June 30, 2022 and 2021. As such, additional qualitative and quantitative disclosure is not required.

Industry, page 40

7. We note you disclose various projections of CAGR growth from 2022 to 2027 throughout this section, for example, for the market size of the global and U.S. cross-border ecommerce industry, and also the market size of U.S. third-party logistics providers for Cross-border E-commerce and U.S. third-party logistics provider market for China’s cross-border e-commerce, respectively. For any such disclosure, please disclose all material assumptions underlying Frost & Sullivan's CAGR projections.

In response to the Staff’s comments, we revised our disclosure on pages 41 and 45 of the Amended Draft Registration Statement to disclose all material assumptions underlying Frost & Sullivan’s CAGR projections.

Trends in the Cross-border E-commerce Market, page 41

8. You disclose a Frost & Sullivan "market survey" and "expert interviews" conducted by Frost & Sullivan, to look into sellers interest in one-stop logistics providers and the growth of the Temu marketplace in the U.S, respectively. Please disclose the parameters of the market survey and expert interviews, such as what sellers were consulted and what market experts were interviewed, and all material assumptions used to project Temu's growth from $3 billion GMV to $30 billion GMV in 2027.

In response to the Staff’s comments, we revised our disclosure on pages 42 and 43 of the Amended Draft Registration Statement to disclose the parameters of the market survey and expert interviews and all material assumptions used to project Temu’s growth from $3 billion GMV to $30 billion GMV in 2027.

Business

Suppliers, page 51

9. You disclose that FedEx accounted for approximately 63% and 43% of your total purchases, during the years ended June 30, 2022 and 2021. You further disclose that on April 10, 2020, you entered into a service agreement with FedEx for its delivery service. Pursuant to the agreement, which has a term from April 10, 2020 until terminated by either party, you disclose that FedEx is required to provide certain transportation services as indicated in the FedEx service guide at the price and on the terms as set forth in the FedEx transportation service agreement, and you are required to make payment within 15 days of the invoice date unless otherwise provided in a FedEx credit term attachment. Please ensure that you have disclosed all material terms of this agreement, and provide your analysis if this agreement with FedEx should be filed as a material contract under Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page 52 of the Amended Draft Registration Statement to disclose all material terms of the service agreement dated April 10, 2020 entered between us and FedEx, and will file the agreement as Exhibit 10.8 of the registration statement.

Services and Operational Flow

Transportation of Merchandise to the U.S (Ocean Freight Services), page 52

10. You disclose that you launched your international ocean freight services in January 2023 and are actively expanding and refining these offerings. Please clarify if you earn revenue from what you disclose as "facilitating" overseas transportation of your customers’ merchandise to the U.S., primarily through ocean freight services arranged by you with third parties, or if you only earn revenue if you purchase available cargo space in volume from third-party carriers (such as airlines and ocean shipping) and resell that space to your customers. In this regard, we also note that your graphic on page 54 does not appear to account for the overseas transportation of your customers' merchandise to the U.S.

In response to the Staff’s comments, we revised our disclosure on page 53 of the Amended Draft Registration Statement to clarify that we earn revenue through facilitating overseas transportation of our customers’ merchandise to the U.S., primarily through ocean freight services arranged by us with third parties. In addition, we respectfully advise the Staff that the graphic on page 55 is only intended to illustrate our warehouse management and order fulfillment services, and thus does not include other services such as ocean freight services and customs brokerage services.

Governmental Regulations

Environmental, page 56

11. You disclose you are subject to federal, state, and local environmental laws and regulations across all your business units, without discussing any existing or probable environmental regulations on your business. Please specify the environmental laws and regulations applicable to your business, and any material costs and effects of compliance on your business. See Item 101(h)(4) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page 57 of the Amended Draft Registration Statement to disclose the specific environmental laws and regulations applicable to our business, and the material costs and effects of compliance on our business.

Management, page 58

12. Please provide the primary occupations and directorships for Tong Wu over the previous five years. We also note your disclosure that Aidy Chou since 2000 has served as the chief executive office and chief financial officer at Advance Tuner Warehouse Inc., an auto parts company. Please clarify if your later disclosure that Mr. Chou has "two decades of experience managing multimillion-dollar business operations" is referring to his experience at Advance Turner Warehouse, or otherwise explain. See Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page 59 of the Amended Draft Registration Statement to clarify that the disclosure regarding Mr. Wu’s “two decades of experience managing multimillion-dollar business operations” refers to his experience at Advance Turner Warehouse.

13. We note your disclosure that Aidy Chou, CEO and CFO of the Company, is also the CEO and CFO of Advance Turner Warehouse Inc., an auto parts company. Please revise to detail how Mr. Chou will split his time and duties between the two companies.

In response to the Staff’s comments, we revised our disclosure on page 59 of the Amended Draft Registration Statement to disclose the start and end dates of Mr. Wu’s employment with Advance Turner Warehouse Inc. We respectfully advise the Staff that as of the date of this letter, Mr. Wu is no longer the CEO and CFO of Advance Turner Warehouse Inc.

Principal Stockholders, page 65

14. Your chart on page 65 indicates Messrs. Chou and Wu own 77% and 11% of outstanding common stock prior to and following the offering, whether the over-allotment option is fully exercised or not. Please discuss how Messrs. Chou and Wu will maintain their ownership percentages after this offering.

In response to the Staff’s comments, we revised our disclosure on page 66 of the Amended Draft Registration Statement with respect to the percentage of equity interests held by Mr. Chou and Mr. Wu following the offering.

15. Please provide the information required by Item 403 of Regulation S-K, including the natural person or persons who have voting and investment control of the shares held by held by the entities listed in the table, such as Asia International Securities Exchange Co., Ltd.

In response to the Staff’s comments, we revised our disclosure on page 66 of the Amended Draft Registration Statement to disclose additional information including the natural person who has voting and investment control of the shares held by Asia International Securities Exchange Co., Ltd.

Financial Statements

2. Significant Accounting Policies, page F-7

16. We note you engaged in a corporate reorganization on October 7, 2022 and issued 40,000,000 ordinary shares to exchange for all the outstanding shares of Armstrong Logistic Inc. held by the Company’s shareholders. You also indicate that during the years presented in these consolidated financial statements, the controls of the six entities have never changed, since they have always been under the control of the Company’s founders and substantial shareholders, Aidy Chou and Tong Wu. Please disclose the percentage of ownership held by Aidy Chou and Tong Wu as at June 30, 2022 and June 30, 2021 before the reorganization.

In response to the Staff’s comments, we revised our disclosure on page F-7 of the Amended Draft Registration Statement to disclose the percentage of ownership held by Aidy Chou and Tong Wu as of June 30, 2022 and 2021 before the reorganization.

17. Please tell us and disclose in an accounting policy footnote the specific types of amounts included in cost of sales and general and administrative expenses.

In response to the Staff’s comments, we revised our disclosure on page F-13 of the Amended Draft Registration Statement to disclose the specific types of amounts included in costs of sales and general and administrative expenses.

4. Property and Equipment, Net, page F-13

18. We note your disclosure here and in Note 5 that depreciation and amortization are recorded in general and administrative expenses. It appears your property and equipment include revenue producing equipment. Please consider whether costs recognized in connection with depreciation of your revenue producing equipment should be reported as costs of sales and advise. If you conclude that these costs should be excluded from costs of sales, please provide a detailed explanation of how you reached such conclusion. To the extent you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal and relabel the cost of sales line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11B.

In response to the Staff’s comments, we revised our disclosure in Notes 4 and 6 on pages F-14 and F-15 of the Amended Draft Registration Statement to clarify that depreciation expenses are recorded both in costs of sales and general and administrative expenses, while amortization expenses are included in costs of sales.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Aidy Chou
Name:	Aidy Chou
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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